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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person

McDonald, Jr.            Donald                   J.
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   (Last)               (First)                 (Middle)
c/o Directrix, Inc.
236 West 26th Street, Suite 12W Penthouse
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                                    (Street)

New York                  NY                     10001
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


Directrix, Inc.("DRCX")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

Fiscal year ended March 31, 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


    President, Director, Chief Financial Officer and Principal Acctg Officer
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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


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Common Stock, $0.01 par value (1)       06/29/00      J4              7,000      A    $0.01                       D
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Common Stock, $0.01 par value (2)       10/16/00      J4              8,600      A    $0.01       67,850          D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Option to acquire(3)$4.00    06/22/00  A         5,000       6/22/00  6/22/10 Common Stock 5,000         30,000      D
                                                                              $0.01 par value
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Warrant to acquire(2)$0.01   10/16/00  J4        8,600      10/16/00 10/15/09   Common Stock,    $0.01               D
                                                                                $0.01 par value
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
Explanation of Responses:
(1) The Reporting Person assumed the future commitment of Leland H. Nolan under a revolving line of credit ("Credit Facility") provided, in part, by Mr. Nolan to Directrix, Inc. As part of this transaction, Mr. Nolan transferred a portion of the shares which were originally acquired by Mr. Nolan on exercise of a warrant issued in connection with the Credit Facility.

(2) The Reporting Person provided, with others, Credit Facility. To secure the Reporting Person's consent to an amendment of the Credit Facility and the Reporting Person's commitment to advance additional funds to Directrix under the Credit Facility, Directrix issued fully vested warrants to acquire common stock to the Reporting Person with an exercise price of $0.01 per share. The Reporting Person exercised the warrants.

(3) The Reporting Person is an officer of Directrix, Inc. The Reporting Person agreed to a voluntary temporary reduction in his salary. In consideration of his agreement, Directrix issued fully vested options to the Reporting Person.


/s/ Donald J. McDonald, Jr.                                    5/14/01
---------------------------------------------            -----------------------
 Donald J. McDonald, Jr.                                         Date
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.